April 15, 2005



Via US Mail and Facsimile

Mr. Timothy R. Horne
Chief Financial Officer
1131 North DuPont Highway
Dover, Delaware 19901

Re:	Dover Downs Gaming & Entertainment, Inc.
	Form 10-K for the year ended December 31, 2004
	Commission file #: 001-16791

Dear Mr. Horne:

We have reviewed your April 11, 2005 response letter and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended December 31, 2004

Statement of Earnings, page 34

1. We note your response to comment 4.   In addition to your
proposed
expanded MD&A disclosure, please also disclose in the notes to the consolidated financial statements (i.e. Revenue and expense recognition, page 40) that an operating margin for "Other Operating" activities would be computed by netting promotional allowances against gross revenues - other operating (i.e. "net" revenues - other operating) less "other operating" expenses.





Note 3.  Point Loyalty Program, page 39-40
MD&A - Results of Operations, page 15

2. We note from your response to comment 9 that you believe the accounting treatment of recording a charge in the period of change was appropriate. After considering the points discussed in your response, we believe that prior to 2004 you had a liability related to non-cash redeemable points that should have been recognized in your consolidated financial statements and therefore your accounting treatment of the change may not be appropriate and should most likely be considered a correction of an error. We have addressed your significant response points in the discussion below.

First, we note your response that EITF 01-9 required your change in accounting policy. We understand that once you made the decision to give cash for points, you were required to present that liability as a reduction of revenue, but we do not understand from your response how adding cash to the selection of redeemable gifts available to your customers required you to change your accounting policy for the non-cash gifts and record a liability for those amounts. Additionally, you state that the adoption or modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring is not a "change in accounting principle." We note from the statement of earnings that the majority of your non-recurring gaming charge is under the expense line item and relates to points redeemable for products and services. Assuming the prior accounting policy was a generally accepted policy, which does not appear to be the case, please tell us what transactions or events related to the non-cash redeemable points are clearly different in substance in 2004 from previous years that would cause the change to fall under the exemption in paragraph 8 of APB 20.

Secondly, referring to the statement in your response in paragraph
2,
that your approach was common in the industry and put in place when
you opened your facility in 1995, please provide details of other casinos that have expensed points when redeemed and the time period
during which they utilized this policy.   We do not believe the
fact
that this policy was put in place in 1995 by an industry leader, in itself supports the appropriateness of the accounting in the subsequent years. We note your position that the industry views points as the cost of getting a customer to return to the property, akin to a coupon. We do not believe this is a valid reason not to accrue a liability and point out that companies in industries such as food, frequently issue coupons, presumably with the purpose of getting customers back to buy more of their product, and record a liability for the coupon amount at the time the coupon is given. You mention that your program is different from the airlines, where there is insignificant revenue generated upon redemption, however theoretically one of your customers can come back to the casino solely to redeem points just as theoretically, the airlines frequent flyer points can be redeemed by the frequent flyer who will not significantly effect revenue on a flight. On the other hand, just as you assume that your customers will probably come back to the casino and play more casino games, the airline frequent flyer may come back to the airlines to utilize the awards along with other fare paying family members and friends who would be generating revenue for the airlines. Please advise us if you have found anything in the accounting literature that takes into account whether or not customers return to generate revenues, in the consideration of a liability.

Additionally, in regards to considering your points akin to "coupons," EITF 01-9 addresses coupons as an item similar to cash, requiring them to be accrued when earned. Therefore, please explain to us how your discussion on the type of loyalty program and your statement at the end of paragraph 4 that, "for these reasons, we believe that the costs incurred are appropriately recorded when that earnings process occurs at redemption," supports your decision that in 2004 there was a change that resulted in the determination that a liability was appropriate for the points (cash and non-cash) at the time they were earned. Furthermore, as the customers earn points on prior play whereby revenue was previously recognized, the accrual of a liability (expense) when earned would have represented the appropriate matching of costs with its associated revenues. Although a customer has to redeem in person, they are not obligated to play to earn those previous points. Therefore, we do not concur with your statement on your former historical treatment that "the costs incurred are appropriately recorded when that earnings process occurs at redemption."

Further, in reference to your discussion of the characteristics of a liability, we believe that in addition to the three characteristics of a liability, you should consider paragraph 40 of Statement of Financial Accounting Concepts No. 6 which addresses liabilities that stem from equitable or constructive obligations, that are commonly paid in the same way as legally binding contracts, but lack the legal sanction that characterizes most liabilities and may be binding primarily because of social or moral sanctions or custom. We believe that although legally you may terminate the program and not be bound to pay out all points, there is a constructive obligation you have when setting up a point program such as your current program. In addition, other industries, such as the airline industry, may set up a loyalty program (e.g. frequent flyer mileage) with similar features whereby they reserve the right to terminate or change the provisions of their programs but they have historically still estimated and accrued a liability for the programs expense upon points being earned. Please supplementally address how you considered paragraph
40 of SFAC No. 6 in your determination of whether a liability existed prior to 2004 for non-cash redeemable points.

We note your response that even if the change was considered to be
a
correction of an error the impact would be immaterial. The consideration of immateriality should include all annual and quarterly amount and it appears that the 4th quarter fiscal 2004 charge was material to the operating results of that quarter based on
the data in note 12 (page 50).   You have responded that in the
fourth quarter you fully discussed the changes in the points program, however we do not believe your discussion was of the appropriate accounting treatment. We continue to believe that if the change represents a correction of an error, it appears that prior consolidated financial statements should be restated accordingly. In this regard, the disclosure in the notes should set forth in a clear and transparent manner that the consolidated financial statements have been revised for the misapplication of GAAP in prior periods (including the prior and current accounting treatment.)

Finally, we do not understand how you have determined that the impact on the past three years would be approximately $180,000 per year. Considering that the non-recurring charge is $1,802,000 (non-cash points only) in 2004, it would seem that a higher amount of that total would have been earned during the last three years, with a much lesser amount outstanding from the earlier years. Please tell us how this allocation was determined and what the prior period adjustments would be for each of the quarters and years ended 2002, 2003 and 2004, as this assessment should consider the immateriality on all annual and quarterly consolidated financial statements.

We believe that the accounting for this transaction as a non-recurring charge in the current year may not be appropriate.
Please
advise and revise your consolidated financial statements and MD&A accordingly.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-824-5663 or Joseph Foti at 202-942-1952 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Dover Downs Gaming & Entertainment, Inc.
April 15, 2005
Page 1